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             SECURITIES AND EXCHANGE COMMISSION


                   WASHINGTON, D.C. 20549


                          FORM 11-K


[X]Annual Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934

For the fiscal year ended December 31, 1998

or

[ ]Transition Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934


For the transition period from ___________________ to
_________________


Commission file number 1-44


  A.Full title of the plan and the address of the plan, if different from that of the issuer named below:


   ADM EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY EMPLOYEES


  B.Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


               ARCHER DANIELS MIDLAND COMPANY
                          BOX 1470
                     DECATUR, IL  62525
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              ADM Employee Stock Ownership Plan
                    for Hourly Employees

             Financial Statements and Schedules


           Years ended December 31, 1998 and 1997




Contents

Report of Independent Auditors                            3

Financial Statements and Schedules

Statements of Net Assets Available for Benefits           4
Statements of Changes in Net Assets Available for Benefits5
Notes to Financial Statements                             6
Item 27(a) - Schedule of Assets Held for Investment Purposes
12
Item 27(d) - Schedule of Reportable Transactions         13

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               Report of Independent Auditors

Administrative Committee
ADM Employee Stock Ownership Plan
    for Hourly Employees

We have audited the accompanying statements of net assets available for benefits of the ADM Employee Stock Ownership
Plan for Hourly Employees as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in the relation to the basic financial statements taken as a whole.

                                        /s/ Ernst & Young
LLP

Minneapolis, Minnesota
June 21, 1999

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              ADM Employee Stock Ownership Plan
                    for Hourly Employees

       Statements of Net Assets Available for Benefits

[CAPTION]

                                              December 31
                                           1998      1997
Assets
Cash                                     $          $
                                       66         53
Investments (Note 1):
Cash equivalents                         30,298     110,887
Archer Daniels Midland Company common    43,094,771 42,164,474
stock
Pfizer Incorporated common stock         7,479,625  5,676,108
Balanced Fund                            255,424    323,288
Equity mutual funds                      990,520    691,940
Stable Value Fund                        1,779,667  193,303
Participant loans                        441,898    277,651
                                         54,072,203 49,437,651

Contributions receivable from employer  884,427    338,590
Contributions receivable from employees 1,441,179  515,508
Loan repayments receivable              19,565     -
Net assets available for benefits       $56,417,44 $50,291,80
                                       0          2

See accompanying notes.
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              ADM Employee Stock Ownership Plan
                    for Hourly Employees

 Statements of Changes in Net Assets Available for Benefits
[CAPTION]

                                          Year ended December
                                       31
                                             1998      1997
Additions:
Contributions from Archer Daniels
Midland Company (Note 2)                $          $
                                       5,454,619  3,426,203
Contributions from participating
employees (Note 2)                      8,125,492  5,907,860
Transfer of assets from Qualified Merged 1,767,654  390,069
Plan
Dividend and interest income             2,369,170  2,582,368
                                         17,716,935 12,306,500
Deductions:
Benefit payments:
Common stock                             2,382,966  1,313,699
Cash                                     3,514,220  2,828,525
                                         5,897,186  4,142,224
                                         11,819,749 8,164,276
Net realized and unrealized
(depreciation)                          (5,694,111 2,201,215
appreciation in fair value of           )
investments
Net increase                             6,125,638  10,365,491

Net assets available for benefits at
beginning of year                       50,291,802 39,926,311
Net assets available for benefits at end $56,417,44 $50,291,80
of year                                 0          2


See accompanying notes.
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              ADM Employee Stock Ownership Plan
                    For Hourly Employees

                Notes to Financial Statements

                      December 31, 1998

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in commingled and mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee. The participant loans are valued at cost which approximates fair value.

Plan Expenses

Brokerage commissions, transfer taxes and other charges and expenses in connection with the purchase or sale of securities are charged against the trust fund and added to the cost of such securities, or deducted from the sale proceeds, as the case may be. Any remaining costs of administering the plan are currently paid by ADM and its affiliates. While it is anticipated that ADM and its affiliates will continue to pay these costs, the Plan does permit the reasonable expenses of administering the Plan to be paid from the trust fund. There are no charges or deductions, other than taxes, that may be made against the trust fund other than those described in this summary.

Plan Year

The Plan year is the twelve-month period ending December 31, corresponding to the tax year of the company.
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              ADM Employee Stock Ownership Plan
                    For Hourly Employees

          Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.
Actual results could differ from those estimates.

Certain 1997 amounts have been reclassified to conform with the 1998 presentation.

2. Description of the Plan

General

The Plan is a defined contribution plan available to all hourly employees of the Company who have completed one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Company converted the Plan, formerly called the ADM
Savings and Investment Plan for Hourly Employees, to an employee stock ownership plan (ESOP), effective April 1, 1998. Most features of the Plan, including employee and employer contributions, loans and withdrawals, and distribution options remained unchanged. IRS regulations require ESOPs to offer investment options to employees age
55 and older with ten or more years of service.

All plan assets are held and managed by Hickory Point Bank &
Trust, FSB (trustee of the Plan as of October 1, 1998). The former trustee was National City Bank of Minneapolis. The trust will continue for an indefinite period of time as provided by the Plan. Hickory Point Bank & Trust, FSB is a subsidiary of ADM.

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              ADM Employee Stock Ownership Plan
                    For Hourly Employees

          Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Contributions

Under the terms of the Plan, employees electing to participate can generally contribute from 1% up to as much as 10% of their compensation as defined by the Plan document to the Plan, the maximum determined by the participant's participating location. The Company match varies by location. Substantially all contributions are received from the Company in the form of Archer Daniels Midland Company common stock as determined by location and all contributions are immediately vested to the participant. Employees should refer to the appendix to the Plan applicable to their participating location for more complete information regarding employee contribution and employer match limitations.

Participant Loans

Effective January 1, 1997, participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund. A maximum of one loan may be outstanding to a participant at one time.

Loans are allowed only for education, medical expenses and primary home purchases. An education loan or a medical expense loan is available for up to five years, and a home purchase loan is available for up to ten years.

The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime rate plus one percent. Principal and interest is repaid ratably through payroll deductions, with payments taken from each paycheck.

Withdrawal

The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted for two reasons: upon reaching age 59 1/2 and for only specific hardship circumstances, and only after receiving all loans available to the participant under the participant loan program. Withdrawal of shares acquired under 401(k) provisions is subject to hardship restrictions.

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              ADM Employee Stock Ownership Plan
                    For Hourly Employees

          Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Plan Mergers

During the years ended December 31, 1998 and 1997, the assets and liabilities of certain savings plans covering the hourly employees of recently acquired ADM subsidiaries were merged into the Plan, as is the policy of ADM.

3. Investments

The Plan's investments are held by a bank-administered trust fund. During 1998 and 1997, the Plan's investments
(including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:



                                            Net
                                      Appreciation
                                      (Depreciatio  Fair
                                      n)in Fair    Value
                                      Value During     At
                                      Year          End of
                                                  Year
Year ended December 31, 1998:
Cash equivalents                        $         -  $
                                                  30,298
Archer Daniels Midland Company common
stock                                  (9,066,049)  43,094,771
Pfizer Incorporated common stock        3,303,180    7,479,625
Balanced Fund                           4,315        255,424
Equity mutual funds                     57,199       990,520
Stable Value Fund                       7,244        1,779,667
Participant loans                       -            441,898
                                        $(5,694,111) $54,072,20
                                                  3

Year ended December 31, 1997:
Cash equivalents                        $         -  $
                                                  110,887
Archer Daniels Midland Company common
stock                                  (495,194)    42,164,474
Pfizer Incorporated common stock        2,678,724    5,676,108
Balanced Fund                           1,160        323,288
Equity mutual funds                     3,736        691,940
Stable Value Fund                       12,789       193,303
Participant loans                       -            277,651
                                        $ 2,201,215  $49,437,65
                                                  1

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              ADM Employee Stock Ownership Plan
                    For Hourly Employees

          Notes to Financial Statements (continued)

3. Investments (continued)

At December 31, 1998 and 1997, the fair value of the Archer
Daniels Midland Company common stock and the Pfizer
Incorporated common stock each represented 5% or more of the Plan's net assets.

4. Transactions with Parties-in-Interest

During the two years ended December 31, 1998, the Plan had the following transactions related to Archer Daniels Midland
Company common stock:
[CAPTION]

                                             1998       1997

Number of common shares contributed       632,764    451,784
Number of common shares purchased         23,931     17,898
Cost of common shares purchased           $447,271   $367,240
Cash dividends received                   $425,950   $350,175
Shares received through stock dividends   110,973    88,251

Number of common shares sold              122,546    103,132
Market value of common shares sold        $2,366,977 $2,129,733
Cost of common shares sold                $1,575,291 $1,324,138

5. Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time.
Upon termination, all amounts in participants' accounts are 100% vested.

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              ADM Employee Stock Ownership Plan
                    For Hourly Employees

          Notes to Financial Statements (continued)


6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated April 5, 1996, stating that the Plan is qualified under Section 401(a) of the Internal
Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Subsequent amendments have been structured to, and are intended to, maintain the Plan's qualified status.

Distributions of benefits to participants, their estates or beneficiaries, generally are subject to federal income tax as either ordinary income or capital gain depending on the event giving rise to the distribution and the method used.

7. Year 2000 Issue (Unaudited)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the Year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become Year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete in 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

8. Subsequent Event

The investment option that allows participants age 55 with 10 years of service to reinvest their ESOP accounts into the various investment funds maintained under the Plan became available January 1, 1999. Shares of ADM stock added to the participants' accounts after April 1, 1998 may be applied.
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                   ADM Employee Stock Ownership Plan
                         for Hourly Employees

                           EIN:  41-0129150
                               Plan #027

     Item 27(a) - Schedule of Assets Held for Investment Purposes

                           December 31, 1998

[CAPTION]

                                  Description of
                               Investment Including
 Identity of Issue, Borrower,     Maturity Date,               Current
   Lessor or Similar Party      Rate of Interest,     Cost     Value
                                       Par
                                or Maturity Value

Cash equivalents:
Vista Premier U.S. Government   18,169 units         $          $  18,169
Money Market Fund                                  18,169
Frank Russell--Short-term
Investment Fund                12,129 units         12,129     12,129
                                                     30,298     30,298

Archer Daniels Midland Company* 2,516,483 shares of
                              common stock         41,049,80  43,094,77
                                                  2          1

Pfizer Incorporated             59,837 shares of
                              common stock         679,221    7,479,625

Invesco--Stable Value Fund      1,779,667 units      1,779,667  1,779,667

Vanguard--Balanced Fund         8,703 units          255,598    255,424

Equity Mutual Funds:
Vangard--S & P 500 Index Fund   5,759 units          657,567    656,249
Dreyfus A BDS Plus Fund         842 units            12,220     11,789
Dreyfus New Leader Fund         326 units            14,121     13,483
Dreyfus Appreciation Fund       247 units            8,535      10,412
Janus Fund                      775 units            21,407     26,080
Templeton Foreign Fund CLI      2,031 units          20,365     17,042
Vista Balanced Fund A           1,460 units          21,899     23,361
Vista Capital Growth Fund CLA   973 units            41,863     40,702
Vista Growth & Income Fund CLA  892 units            38,341     38,056
Vista U.S. Treasury Income Fund 850 units            9,607      9,797
A
Frank Russell-- Global Balanced 1,006 units          21,803     25,669
Fund
Frank Russell--Domestic
Conservative
Balanced Fund                  555 units            6,894      7,954
Frank Russell--Aggressive
Balanced Fund                  3,855 units          50,226     57,802
Frank Russell--Global Equity    1,818 units          45,696     52,124
Fund
                                                      970,544    990,520

Participant loans               Various notes bearing
                              interest
                              at 9.25% to 9.50%    0
                                                            441,898
Total Assets Held for                                 $44,765,1  $54,072,2
Investment Purposes                                30         03

*Indicates party-in-interest.
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                        ADM Employee Stock Ownership Plan
                              for Hourly Employees

                                EIN:  41-0129150
                                    Plan #027

                Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1998

[CAPTION]

                                                                             Current
                                                                              Value
                                                Purchase  Selling   Cost   of Asset on    Net
  Identity of Party        Description of        Price     Price  of Asset Transaction   Gain/
      Involved            Asset/Transaction                                    Date     (Loss)

Category (iii)-- Series of Transactions in
Excess
 of 5% of Net Assets

National City Bank     Prime Cash Money Market
                     Fund:
                       Purchased 2,368,165
                       shares                  $2,368,16           $2,368,1  $ 2,368,165
                       in 93 transactions      5                   65
                       Sold 2,462,238 shares in
                       57 transactions                   $2,462,23             2,462,238  $
                                                        8         2,462,23              -
                                                                 8

Archer Daniels Midland Archer Daniels Midland
Company               Company common stock:
                       Sold 122,546 shares in
                       54 transactions                             1,575,29    2,366,977  791,686
                                                        2,366,977 1
                       Purchased 23,931 shares
                       in 6 transactions                           447,271       447,271
                                              447,271

There were no category (i), (ii) or (iv) transactions for the year ended December 31, 1998.
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                               Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                    ARCHER DANIELS MIDLAND COMPANY


                    /s/Douglas J. Schmalz
                    Douglas J. Schmalz
                    Vice President and Chief Financial Officer

Dated:  June 28, 1999
13